Exhibit 99.19

Audited annual consolidated financial statements of

Prometic Life Sciences Inc.

For the years ended December 31, 2017 and 2016

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INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Prometic Life Sciences Inc.

We have audited the accompanying consolidated financial statements of Prometic Life Sciences Inc. (the “Corporation”), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, and the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Prometic Life Sciences Inc. as at December 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Montreal, Canada

March 27, 2018

[1]	CPA auditor, CA, public accountancy permit no. A123806

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PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars)

At December 31	2017	2016
ASSETS
Current assets
Cash and cash equivalents	$23,166	$27,806
Marketable securities and short-term investments (note 6)	—	11,063
Accounts receivable (note 7)	6,839	8,379
Income tax receivable	4,116	411
Inventories (note 8)	36,013	13,658
Prepaids	2,141	2,944

Total current assets	72,275	64,261
Long-term income tax receivable	108	1,020
Other long-term assets (note 9)	8,663	3,223
Capital assets (note 10)	45,254	41,193
Intangible assets (note 11)	156,647	155,487
Deferred tax assets (note 24)	926	110

Total assets	$283,873	$265,294

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 12)	$29,954	$23,835
Advance on revenues from a supply agreement (note 13)	1,901	345
Current portion of long-term debt (note 14)	3,336	5,802
Deferred revenues	829	2,076

Total current liabilities	36,020	32,058
Long-term portion of advance on revenues from a supply agreement (note 13)	—	1,822
Long-term portion of operating and finance lease inducements and obligations (note 15)	2,073	1,007
Other long-term liabilities (note 16)	3,335	3,446
Long-term debt (note 14)	83,684	42,313
Deferred tax liabilities (note 24)	15,330	25,305

Total liabilities	$140,442	$105,951

EQUITY
Share capital (note 17a)	$575,150	$480,237
Contributed surplus (note 17b)	16,193	12,919
Warrants and future investment rights (note 17c)	73,944	64,201
Accumulated other comprehensive loss	(1,622)	(1,964)
Deficit	(541,681)	(423,026)

Equity attributable to owners of the parent	121,984	132,367
Non-controlling interests (note 18)	21,447	26,976

Total equity	143,431	159,343

Total liabilities and equity	$283,873	$265,294

Commitments (note 28)

The accompanying notes are an integral part of the consolidated financial statements.

	(s) Paul Mesburis	(s) Simon Best

On behalf of the Board	Director	Director

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PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars except for per share amounts)

Years ended December 31,	2017	2016
Revenues (note 20)	$39,115	$16,392
Expenses
Cost of sales and production (note 8)	10,149	7,632
Research and development expenses (note 21a)	100,392	87,615
Administration, selling and marketing expenses	31,441	28,471
Bad debt expense (note 20)	20,491	837
Loss (gain) on foreign exchange	(726)	423
Finance costs (note 21b)	7,965	4,527
Loss on extinguishment of liabilities (note 14)	4,191	4,194

Net loss before income taxes	$ (134,788)	$ (117,307)

Income tax recovery (note 24)	(14,752)	(6,638)

Net loss	$(120,036)	$(110,669)

Net loss attributable to:
Owners of the parent	(109,731)	(100,807)
Non-controlling interests (note 18)	(10,305)	(9,862)

	$(120,036)	$(110,669)

Loss per share
Attributable to the owners of the parent
Basic and diluted	$(0.16)	$(0.17)

Weighted average number of outstanding shares (in thousands)	683,954	598,393

The accompanying notes are an integral part of the consolidated financial statements.

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PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of Canadian dollars)

Years ended December 31,	2017	2016
Net loss	$(120,036)	$(110,669)
Other comprehensive income (loss)
Items that may be subsequently reclassified to profit and loss:
Change in unrealized foreign exchange differences on translation of financial statements of foreign subsidiaries	342	(2,226)

Total comprehensive loss	$(119,694)	$(112,895)

Total comprehensive loss attributable to:
Owners of the parent	(109,389)	(103,033)
Non-controlling interests	(10,305)	(9,862)

	$(119,694)	$(112,895)

The accompanying notes are an integral part of the consolidated financial statements.

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PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

		Equity attributable to owners of the parent

	Share capital	Contributed surplus	Warrants and future investment rights	Foreign currency translation reserve	Deficit	Total	Non- controlling interests	Total equity
	$	$	$	$	$	$	$	$

Balance at January 1, 2016	365,540	7,367	53,717	262	(313,533)	113,353	31,974	145,327
Net loss	—	—	—	—	(100,807)	(100,807)	(9,862)	(110,669)
Foreign currency translation reserve	—	—	—	(2,226)	—	(2,226)	—	(2,226)
Issuance of shares (note 17a)	112,711	—	—	—	—	112,711	—	112,711
Reimbursement of share purchase loan to an officer (note 17a)	50	—	—	—	—	50	—	50
Share-based payments expense (note 17b)	—	6,863	—	—	—	6,863	—	6,863
Exercise of stock options (note 17b)	979	(354)	—	—	—	625	—	625
Shares issued pursuant to restricted share unit plan (note 17b)	957	(957)	—	—	—	—	—	—
Issuance of warrants (note 17c)	—	—	10,484	—	—	10,484	—	10,484
Share and warrant issuance cost (note 17a,c)	—	—	—	—	(3,822)	(3,822)	—	(3,822)
Effect of funding arrangements on non-controlling interest (note 18)	—	—	—	—	(4,864)	(4,864)	4,864	—

Balance at December 31, 2016	480,237	12,919	64,201	(1,964)	(423,026)	132,367	26,976	159,343
Net loss	—	—	—	—	(109,731)	(109,731)	(10,305)	(120,036)
Foreign currency translation reserve	—	—	—	342	—	342	—	342
Issuance of shares (note 17a)	61,450	—	—	—	—	61,450	—	61,450
Share-based payments expense (note 17b)	—	8,662	—	—	—	8,662	—	8,662
Exercise of stock options (note 17b)	811	(330)	—	—	—	481	—	481
Shares issued pursuant to restricted share unit plan (note 17b)	5,058	(5,058)	—	—	—	—	—	—
Exercise of future investment rights (note 17c)	27,594	—	(6,542)	—	—	21,052	—	21,052
Issuance of warrants (note 17c)	—	—	16,285	—	—	16,285	—	16,285
Share and warrant issuance cost (note 17a,c)	—	—	—	—	(4,148)	(4,148)	—	(4,148)
Effect of funding arrangements on non-controlling interest (note 18)	—	—	—	—	(4,776)	(4,776)	4,776	—

Balance at December 31, 2017	575,150	16,193	73,944	(1,622)	(541,681)	121,984	21,447	143,431

The accompanying notes are an integral part of the consolidated financial statements.

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PROMETIC LIFE SCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)

Years ended December 31,	2017	2016
Cash flows used in operating activities
Net loss for the year	$(120,036)	$(110,669)
Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs	8,787	5,283
Change in operating lease inducements and obligations	2,391	947
Carrying value of capital and intangible assets disposed	563	174
Change in other long-term liabilities	—	336
Loss on extinguishment of liabilities	4,191	4,194
Deferred income taxes (note 24)	(11,587)	(6,220)
Share-based payments expense (note 17b)	8,662	6,863
Depreciation of capital assets (note 10)	3,632	2,519
Amortization of intangible assets (note 11)	944	731

	(102,453)	(95,842)
Change in non-cash working capital items	(20,120)	(1,851)

	$(122,573)	$(97,693)

Cash flows from financing activities
Proceeds from share issuances (note 17a)	53,125	60,140
Proceeds from debt and warrant issuances (note 14,17c)	50,717	30,010
Repayment of principal on long-term debt (note 14)	(3,454)	—
Repayment of interest on long-term debt (note 14)	(163)	—
Exercise of options (note 17b)	481	625
Exercise of future investment rights (note 17c)	21,052	—
Debt, share and warrants issuance costs	(4,306)	(3,887)
Reimbursement of share purchase loan to an officer (note 17a)	—	50

	$117,452	$86,938

Cash flows from investing activities
Additions to capital assets	(7,688)	(14,085)
Additions to intangible assets	(2,395)	(1,448)
Proceeds from the sale of marketable securities and short-term investments	11,063	11,651
Cash and cash equivalents acquired in a business combination (note 5)	—	13,495
Additions to other long-term assets	(63)	(82)
Interest received	202	369

	$1,119	$9,900

Net change in cash and cash equivalents during the year	(4,002)	(855)
Net effect of currency exchange rate on cash and cash equivalents	(638)	(624)
Cash and cash equivalents, beginning of the year	27,806	29,285

Cash and cash equivalents, end of the year	$23,166	$27,806

Comprising of:
Cash	23,166	19,933
Cash equivalents	—	7,873

	$23,166	$27,806

The accompanying notes are an integral part of the consolidated financial statements.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

1.	Nature of operations

Prometic Life Sciences Inc. (“Prometic” or the “Corporation”), incorporated under the Canada Business Corporations Act, is a publicly traded (TSX symbol: PLI) (OTCQX symbol: PFSCF), biopharmaceutical Corporation with globally recognized expertise in bioseparation, plasma-derived therapeutics and small-molecule drug development. The Corporation is active in developing its own novel small molecule therapeutic products targeting unmet medical needs in the field of fibrosis, autoimmune disease/inflammation and cancer. Prometic’s exclusive technology platform is utilized for large-scale drug purification of biologics, drug development, proteomics and the elimination of pathogens to industry leaders and uses its own affinity technology that provides for efficient extraction and purification of therapeutic proteins from human plasma in order to develop and commercialize plasma-derived therapeutics and orphan drugs.

The Corporation’s head office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Prometic has Research and Development (“R&D”) facilities in the U.K., the U.S. and Canada, manufacturing facilities in the Isle of Man and Canada and business development activities in Canada, the U.S., Europe and Asia.

2.	Significant Accounting Policies

a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and were authorized for issue by the Board of Directors on March 27, 2018.

b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for cash, marketable securities, and restricted cash which have been measured at fair value.

c)	Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is also the parent corporation’s functional currency.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

d)	Basis of consolidation

The consolidated financial statements include the accounts of Prometic Life Sciences Inc., and those of its subsidiaries. The Group’s subsidiaries at December 31, 2017 and 2016 are as follows:

Name of subsidiary	Segment activity	Place of incorporation and operation	Proportion of ownership interest held by the group
			2017	2016
Prometic Biosciences Inc.	Small molecule therapeutics	Quebec, Canada	100%	100%
Prometic Bioproduction Inc.	Plasma-derived therapeutics	Quebec, Canada	87%	87%
Prometic Bioseparations Ltd	Bioseparations	Isle of Man, British Isles	100%	100%
Prometic Biotherapeutics Inc.	Plasma-derived therapeutics	Delaware, U.S.	100%	100%
Prometic Biotherapeutics Ltd	Plasma-derived therapeutics	Cambridge, United Kingdom	100%	100%
Prometic Manufacturing Inc.	Bioseparations	Quebec, Canada	100%	100%
Pathogen Removal and Diagnostic Technologies Inc.	Bioseparations	Delaware, U.S.	77%	77%
NantPro Biosciences, LLC	Plasma-derived therapeutics	Delaware, U.S.	73%	73%
Prometic Plasma Resources Inc.	Plasma-derived therapeutics	Winnipeg, Canada	100%	100%
Prometic Plasma Resources USA Inc.	Plasma-derived therapeutics	Delaware, U.S.	100%	N/A
Prometic Pharma SMT Holdings Limited	Small molecule therapeutics	Cambridge, United Kingdom	100%	100%
Prometic Pharma SMT Limited	Small molecule therapeutics	Cambridge, United Kingdom	100%	100%
Telesta Therapeutics Inc.	Plasma-derived therapeutics	Quebec, Canada	100%	100%
Telesta Pharma Inc.	N/A	Quebec, Canada	100%	100%
Telesta Therapeutics IP Inc.	N/A	Quebec, Canada	100%	100%
Econiche Corp	Plasma-derived therapeutics	Ontario, Canada	100%	100%

The Corporation consolidates investees when, based on the evaluation of the substance of the relationship with the Corporation, it concludes that it controls the investees. The Corporation controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as the parent corporation, using consistent accounting policies. All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation.

When a subsidiary is not wholly-owned the Corporation recognizes the non-controlling interests’ share of the net assets and results of operations in the subsidiary. When the proportion of the equity held by non-controlling interests’ changes without resulting in a change of control, the carrying amount of the controlling and non-controlling interest are adjusted to reflect the changes in their relative interests in the subsidiary. In these situations, the Corporation recognizes directly in equity the effect of the change in ownership of a subsidiary on the non-controlling interests. Similarly, after picking up its share of the operating losses, the non-controlling interest is adjusted for its share of the equity contribution made by Prometic that does not modify the interest held by either party. The offset to this adjustment is recorded in the deficit. The effect of these transactions are presented in the statement of changes in equity.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

e)	Financial instruments

Financial instruments are initially measured at fair value. They are subsequently measured in accordance to their classification as described below:

i)	Financial assets and financial liabilities at fair value through profit and loss

Cash, marketable securities and restricted cash are respectively classified as fair value through profit and loss. They are measured at fair value and changes in fair value are recognized in the consolidated statements of operations. Directly related transaction costs are recognized in the consolidated statements of operations.

ii)	Loans and receivables

Cash equivalents, short-term investments, trade receivables, other receivables and long-term receivables are classified as loans and receivables. They are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

iii)	Available-for-sale financial assets

Investments in common or preferred shares of private corporations are classified as available-for-sale and are measured at cost since their fair value cannot be measured reliably.

iv)	Financial liabilities

Trade payable, wages and severances payable, other employee benefit liabilities, settlement fee payable, royalty payment obligation, other long-term liabilities, advance on revenues from a supply agreement and long-term debt are classified as other financial liabilities. They are measured at amortized cost using the effective interest method.

Credit facility fees are recorded in deferred financing cost and are amortized into finance cost over the term of the credit facility.

Impairment of investments

When there has been a significant or prolonged decline in the value of an investment, the investment is written down to recognize the loss.

Cash and cash equivalents

Cash and cash equivalents comprise deposits in banks and highly liquid investments having an original maturity of 90 days or less when issued.

f)	Inventories

Inventories of raw materials, work in progress and finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first in, first out basis. The cost of manufactured inventories comprises all costs that are directly attributable to the manufacturing process, such as raw materials, direct labour and manufacturing overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated selling costs except for raw materials for which it is determined using replacement cost.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

g)	Capital assets

Capital assets are recorded at cost less any government assistance, accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as described below.

Capital asset	Period
Buildings and improvements	20 years
Leasehold improvements	The lower of the lease term and the useful life
Production and laboratory equipment	5 - 20 years
Furniture	5 - 10 years
Computer equipment	3 - 5 years
Assets held under financing leases	The lower of the lease term and the useful life

The estimated useful lives, residual values and depreciation methods are reviewed annually with the effect of any changes in estimates accounted for on a prospective basis. The gain or loss arising on the disposal or retirement of a capital asset is determined as the difference between the sales proceeds and its carrying amount and is recognized in profit or loss.

h)	Government assistance

Government assistance programs, including investment tax credits on research and development expenses, are reflected as reductions to the cost of the assets or to the expenses to which they relate and are recognized when there is reasonable assurance that the assistance will be received and all attached conditions are complied with.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

i)	Intangible Assets

Intangible assets include acquired rights such as licenses for product manufacturing and commercialization, donor lists, external patent costs and software costs. They are carried at cost less accumulated amortization. Amortization commences when the intangible asset is available for use and is calculated over the estimated useful lives of the intangible assets acquired using the straight-line method. The maximum period used for each category of intangible asset are presented in the table below. The estimated useful lives and amortization method are reviewed annually, with the effect of any changes in estimates being accounted for on a prospective basis. The amortization expense is recognized in the consolidated statements of operations in the expense category consistent with the function of the intangible assets.

Intangible asset	Period
Licenses and other rights	30 years
Donor lists	10 years
Patents	20 years
Software	5 years

j)	Impairment of tangible and intangible assets

At the end of each reporting period, the Corporation reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If impairment indicators exist, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. For intangible assets not yet available for use, an impairment test is performed annually at November 30, until amortization commences, whether or not there are impairment indicators. When it is not possible to estimate the recoverable amount of an individual asset, the Corporation estimates the recoverable amount of the cash-generating unit (CGU) which represents the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets, groups of assets or CGUs to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, the corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

The recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

An impairment loss is recognized when the carrying amount of an asset or a CGU exceeds its recoverable amount by the amount of this excess. An impairment loss is recognized immediately in profit or loss in the period during which the loss is incurred. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount; on reversal of an impairment loss, the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

k)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns and other similar allowances.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

The Corporation earns revenues from research and development services, license and milestone fees, sale of goods and leasing arrangements, which may include multiple elements. The individual elements of each agreement are divided into separate units of accounting, if certain criteria are met. The applicable revenue recognition method is then applied to each unit. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Rendering of services

Revenues from research and development services are recognized using the proportional performance method. Under this method, revenues are recognized proportionally with the degree of completion of the services under the contract when it is probable that the economic benefits will flow to the Corporation and revenue and costs associated with the transaction can be measured reliably.

Licensing fees and milestone payments

Certain license fees are comprised of up-front fees and milestone payments. Up-front fees are recognized over the estimated term during which the Corporation maintains substantive obligations. Milestone payments are recognized as revenue when the milestone is achieved, customer acceptance is obtained and the customer is obligated to make performance payments. Certain license arrangements require no continuing involvement by the Corporation. Non-refundable license fees are recognized as revenue when the Corporation has no further involvement or obligation to perform under the arrangement, the fee is fixed or determinable and collection of the amount is reasonably assured.

Sale of goods

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

•	the Corporation has transferred to the customer the significant risks and rewards of ownership of the goods;

•	the Corporation retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Amounts received in advance of meeting the revenue recognition criteria are recorded as deferred revenue on the consolidated statements of financial position.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

Rental revenue

The Corporation accounts for the lease with its tenant as an operating lease when the Corporation has not transferred substantially all of the risks and benefits of ownership of its property. Revenue recognition under an operating lease commences when the tenant has a right to use the leased asset, and the total amount of contractual rent to be received from the operating lease is recognized on a straight-line basis over the term of the lease. Rental revenue also includes recoveries of operating expenses and property taxes.

l)	Research and development expenses

Expenditure on research activities is recognized as an expense in the period during which it is incurred.

An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditures attributable to the intangible asset during its development.

To date, the Corporation has not capitalized any development costs.

Research and development expenses presented in the statement of operations comprise the costs to manufacture the plasma-derived therapeutics used in pre-clinical tests and clinical trials. It also includes the cost of therapeutics used in the PBI-4050 clinical trials, external consultants supporting the clinical trials and pre-clinical tests, employee compensation and other operating expenses involved in research and development activities. Finally, it includes the cost of developing new bioseparation products.

m)	Foreign currency translation

Transactions and balances

Transactions in foreign currencies are initially recorded by the Corporation and its entities at their respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rate of exchange at the reporting date. All differences are taken to the consolidated statements of operations. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates when the initial transactions took place.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

Group companies

The assets and liabilities of foreign operations are translated into Canadian dollars at the rate of exchange prevailing at the reporting date and their statements of operations are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognised in other comprehensive loss. On disposal of a foreign operation, the component of other comprehensive loss relating to that particular foreign operation is recognised in the consolidated statement of operations and comprehensive loss.

n)	Income taxes

The Corporation uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized in the consolidated statement of financial position for the future tax consequences attributable to differences between the consolidated financial statements carrying values of existing assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using income tax rates expected to apply when the assets are realized or the liabilities are settled. The effect of a change in income tax rates is recognized in the year during which these rates change. Deferred income tax assets are recognized to the extent that it is probable that future tax profits will allow the deferred tax assets to be recovered.

o)	Share-based payments

The Corporation has a stock option plan and a restricted share unit plan. The fair value of stock options granted is determined at the grant date using the Black-Scholes option pricing model, and is expensed over the vesting period of the options. Awards with graded vesting are considered to be multiple awards for fair value measurement. The fair value of Restricted Share Units (“RSU”) is determined using the market value of the Corporation’s shares on the grant date. When the vesting of RSU is dependent on meeting performance targets, to determine the expense to recognize over the vesting period, the Corporation will estimate the outcome of the performance targets and revise those estimates until the final outcome is determined. An estimate of the number of awards that are expected to be forfeited is also made at the time of grant and revised periodically if actual forfeitures differ from those estimates.

The vesting program was changed for the 2017-2019 RSU cycle. Under the new program, a portion of the RSU granted will vest at a rate of 33% at the end of each calendar year. These are usually referred to as time based vesting RSU. The remainder of the awards granted require objectives to be achieved by the end of the cycle, in this case the end of 2019, when the performance assessment is made for the vesting to occur. For RSU issued under previous cycles (2016 and prior), the RSU vest upon achievement of the objectives which are assessed on a quarterly basis. Under all programs, the participant must be in the employ of the Corporation when the conditions for obtaining the RSU are met. For RSU that vest upon the achievement of objectives and for which the objectives are considered probable of being achieved at the end of a given reporting period, the Corporation will recognize over the expected vesting period, the probability weighted expense associated with the RSU. On this basis, if the likelihood of an objective being met increases over time, a higher portion of the expense would be recognized, and the opposite, if the probability decreases.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

The Corporation’s policy is to issue new shares upon the exercise of stock options and the release of RSU for which conditions have been met.

p)	Earnings per share (EPS)

The Corporation presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the year. Diluted EPS is determined by adjusting the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise warrants, future investment rights, stock options and RSU. For the years ended December 31, 2017 and 2016, all warrants, future investment rights, stock options and RSU were anti-dilutive since the Corporation reported net losses.

q)	Share and warrant issue expenses

The Corporation records share and warrant issue expenses as an increase to the deficit.

3.	Significant accounting judgments and estimation uncertainty

The preparation of these consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods.

Significant judgments

Revenue recognition – The Corporation does at times enter into revenue agreements which provide, among other payments, up-front payments in exchange for licenses and other access to intellectual property. Management applies its judgment to assess whether these payments were received in exchange for the provision of goods or services which have stand-alone value to the customer.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

Functional currency – The functional currency of foreign subsidiaries is reviewed on an ongoing basis to assess if changes in the underlying transactions, events and conditions have resulted in a change. During the years ended December 31, 2017 and 2016 no changes were deemed necessary. This assessment is also performed for new subsidiaries. When assessing the functional currency of a foreign subsidiary, management’s judgment is applied in order to determine, amongst other things, the primary economic environment in which an entity operates, the currency in which the activities are funded and the degree of autonomy of the foreign subsidiary from the reporting entity in its operations and financially. Judgment is also applied in determining whether the inter-company loans denominated in foreign currencies form part of the parent Corporation’s net investment in the foreign subsidiary. Considering such loans as part of the net investment in the foreign subsidiary results in foreign currency translation gains or losses resulting from the translation of these loans being recorded in other comprehensive loss instead of the statement of operations.

Determining whether assets acquired constitute a business – In determining whether the acquisition of an equity interest in Telesta Therapeutics Inc. (“Telesta”) fell within the scope of IFRS 3, Business Combination (see note 5), management evaluated whether Telesta represented an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower cost or other economic benefits directly to investors or other owners, members or participants. In making this evaluation, management considered whether Telesta had inputs, processes and other elements making it a business. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. Management concluded that it had inputs, processes and other elements making it a business and therefore accounted for the acquisition as a business combination.

Assets arising from a business combination - The cost of the acquisition of a business must be allocated to the identifiable assets and liabilities acquired based on their estimated fair values in accordance with the requirements of IFRS 3, Business Combinations. The estimated lives and amortization periods for certain identifiable assets must also be determined.

As part of this allocation process, the Corporation must identify and attribute values and estimated lives to the identifiable assets acquired. These determinations involve significant estimates and assumptions regarding the value a market participant would be willing to pay for capital assets and intangibles. These estimates and assumptions determine the amount allocated to the identifiable capital and intangible assets and the amortization period for capital assets and intangible assets with finite lives. If future events or results differ from these estimates and assumptions, the Corporation could record increased amortization or impairment charges in the future.

Going concern - In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about the Corporation’s ability to continue as a going concern, management must estimate future cash flows for a period of at least twelve months following the end of the reporting period by considering relevant available information about the future. Management has considered a wide range of factors relating to expected cash inflows such as product sales, including whether the Corporation will obtain regulatory approval for commercialization of therapeutics, licensing and milestone revenues and potential sources of debt and equity financing including the exercise of in-the-money warrants and options. Management has also estimated expected cash outflows such as operating and capital expenditures and debt repayment schedules, including the ability to delay uncommitted expenditures. These cash flow estimates are subject to uncertainty. Management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Corporation’s ability to continue as a going concern for at least the next twelve months.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

Estimates and assumptions

Assessing the recoverable amount of intangible assets not yet available for use – In determining the value in use as part of the impairment test on the intangible assets that are not yet available for use (note 11) performed as of November 30th each year, management must make estimates and assumptions regarding the estimated future cash flows such as production capacities and costs, market penetration and selling prices for the Corporation’s therapeutics and, the commencement date for their commercialisation, etc. The future cash flows are estimated using a five-year projection of cash flows before taxes which are based on the most recent budgets and forecasts available to the Corporation. The fifth year was then extrapolated, including a 2% annual growth rate. The estimated cash flows are then discounted to their net present value using a pre-tax discount rate that includes a risk premium specific to the line of business. The Corporation determined its value in use by applying a pre-tax discount rate of 17.33% at November 30, 2017 equivalent to a post-tax discount rate of 11.87%. The values of the Canadian to U.S. dollar exchange rates used over the forecasting period ranged from 1.23 to 1.24 CAD/USD rate and were based on forward exchange contract rates.

Expense recognition of restricted share units – The expense recognized in regards to the RSU for which the performance conditions have not yet been met is based on an estimation of the probability of the successful achievement of a number of performance conditions, many of which depend on research, regulatory process and business development outcomes which are difficult to predict, as well as the timing of their achievement. The final expense is only determinable when the outcome is known.

Fair value of financial instruments – The individual fair values attributed to the different components of a financing transaction, are determined using valuation techniques. The Corporation uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine the values attributed to each component of a transaction at the time of their issuance and for disclosing the fair value of financial instruments subsequently carried at amortized cost. The fair value estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market. The assumptions regarding the long-term debt are disclosed in note 14.

Valuation of deferred income tax assets – To determine the extent to which deferred income tax assets can be recognized, management estimates the amount of probable future taxable profits that will be available against which deductible temporary differences and unused tax losses can be utilized. Management exercises judgment to determine the extent to which realization of future taxable benefits is probable, considering the history of taxable profits, budgets and forecasts and availability of tax strategies.

4.	Change in standards, interpretations and accounting policies

a)	New standards and interpretations not yet adopted

Standards and interpretations issued but not yet effective up to the date of the Corporation’s consolidated financial statements are listed below. This listing of standards and interpretations issued are those that the Corporation reasonably expects might have an impact on disclosures, financial position or performance when applied at a future date. The Corporation intends to adopt these standards when they become effective.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

IFRS 9, Financial Instruments – Recognition and Measurement (“IFRS 9”)

In July 2014, the IASB issued the final version of IFRS 9, with a mandatory effective date of January 1, 2018. The new standard brings together the classification and measurements, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. In addition to the new requirements for classification and measurement of financial assets, a new general hedge accounting model and other amendments issued in previous versions of IFRS 9, the standard also introduces new impairment requirements that are based on a forward-looking expected credit loss model. The Corporation does not anticipate IFRS 9 having a significant impact on the financial statements upon adoption.

IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”)

In December 2016, the IASB issued IFRIC 22, which addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Corporation does not anticipate IFRIC 22 having a significant impact on the financial statements upon adoption.

IFRS 15, Revenue from contracts with customers (“IFRS 15”)

In May 2014, the IASB issued IFRS 15, a new standard that specifies the steps and timing for issuers to recognize revenue as well as requiring them to provide more informative, relevant disclosures. IFRS 15 supersedes IAS 11, Construction Contracts, and IAS 18, Revenue and related interpretations. Adoption of IFRS 15 is mandatory and will be effective for the Corporation’s fiscal year beginning on January 1, 2018, with earlier adoption permitted.

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, a new standard that replaces IAS 17, Leases. IFRS 16 is a major revision of the way in which companies account for leases and will no longer permit off balance sheet leases. Adoption of IFRS 16 is mandatory and will be effective for the Corporation’s fiscal year beginning on January 1, 2019. Early application is permitted for companies that also apply IFRS 15.

The Corporation is in the process of evaluating the impact of adopting IFRS 15 and IFRS 16 on its consolidated financial statements.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

b)	Adoption of new accounting standards

The accounting policies used in these annual consolidated financial statements are consistent with those applied by the Corporation in its December 31, 2016 annual consolidated financial statements except for the amendments to certain accounting standards which are relevant to the Corporation and were adopted by the Corporation as of January 1, 2017 as described below.

IAS 7, Statement of Cash Flows (“IAS 7”)

An amendment to IAS 7 requires additional disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes. The amendment is effective for annual periods beginning on or after January 1, 2017, and is applied prospectively. The adoption of the amendment did not have a significant impact on the disclosures as the Corporation was already providing similar disclosures in its long-term debt note in the consolidated financial statements.

IAS 12, Income Taxes (“IAS 12”)

An amendment to IAS 12 clarifies the guidance on the recognition of deferred tax assets related to unrealized losses resulting from debt instruments that are measured at their fair values on a continuous basis. The amendment is effective for annual periods beginning on or after January 1, 2017 and is applied retrospectively. The adoption of the amendment did not have any impact on the consolidated financial statements on the adoption date since the Corporation did not hold any debt instrument measured at fair value on a continuous basis for which there were unrealized losses.

c)	Change in accounting policies

Segmented information

During the second quarter of 2017, the Corporation made changes to the reported operating segments by splitting the former Protein technology segment into two new segments being the Bioseparations and the Plasma-derived therapeutics segments. The Small molecule therapeutic segment was unaffected by this change. The modification reflects the desire of the Chief Operating Decision Makers (“CODM”) to obtain, starting in the second quarter of 2017, discrete financial information to assess the performance of these activities separately as the Plasma-derived therapeutic business approaches the commercial launch of its first therapeutic (plasminogen) with other therapeutics expected to be commercialized in the following years. The organizational structure and business activities required to develop the products, run the clinical trials and support the commercial activities relating to the sale of a plasma-derived therapeutic are different than those required to develop and commercialize the bioseparation products. The CODM assess the performance of the operating segments based on segment profit or loss which comprises revenues, cost of sales and production, research and development and administration, selling and marketing expense.

The full 2017 and 2016 years segments disclosures have been restated to reflect the changes in the Corporation’s operating segments.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

5.	Business combination

On October 31, 2016 (the “closing date”), the Corporation acquired 100% of the outstanding shares of Telesta Therapeutics Inc., a Canadian based company at a price of $0.14 per Telesta common share, payable in Prometic common shares. The number of common shares issued by Prometic to acquire the Telesta common shares was based on the volume weighted average closing price (“VWAP”) of Prometic’s common shares for the five trading days prior to the closing date of the acquisition of $2.98. Accordingly, each Telesta common share was acquired for 0.04698 Prometic common share and a total of 14,258,213 Prometic common shares were issued. The Corporation also issued 277,910 warrants having an exercise price of $6.39 maturing on September 23, 2019 in replacement of the Telesta warrants. The fair value of the common shares issued by the Corporation was calculated using the closing market price of the shares on the closing date of $2.82. The fair value of the warrants issued was determined using a Black-Scholes pricing model and the following assumptions: volatility 56%, interest-free rate 0.56% and a marketability discount of 20%.

The fair value of the consideration given is presented in the table below:

Common shares issued	$40,208
Warrants issued	65

$40,273

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

The Corporation recognised all of the identifiable net assets at their acquisition date fair values as presented in the following table.

Net identifiable assets acquired:
Cash and cash equivalents	$13,495
Marketable securities and short-term investments	22,714
Account receivable	1,446
Prepaids	164
Long-term receivable	1,718
Capital assets	10,753
Accounts payable and accrued liabilities	(1,878)
Other long-term liabilities	(587)
Deferred revenues	(88)
Finance lease obligation	(12)
Long-term debt	(7,452)

Net assets	$40,273

The following financial instruments had gross contractual amounts which were different than the fair value recognized.

	Contractual amounts	Fair value
Long-term receivable	$1,845	$1,718
Accounts payable and accrued liabilities	(1,897)	(1,878)
Other long-term liabilities	(698)	(587)
Long-term debt	(7,986)	(7,452)

The assets and liabilities of Telesta are included in the consolidated statements of financial position as at December 31, 2017 and 2016, and the operating results are reflected in its consolidated statements of operations since October 31, 2016.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

6.	Marketable securities and short-term investments

Marketable securities and short-term investments with maturities greater than 90 days are as follows:

	December 31, 2017	December 31, 2016
Marketable securities:
Bonds issued in CAD currency, earning interest at rates ranging from 0.77% to 1.30% and matured on various dates from January 9, 2017 to February 23, 2017	$—	$2,198

Short-term investments:
Guaranteed investment certificate issued in CAD currency, earning interest at 0.90% and matured on January 9, 2017	$—	$459
Term deposits having a principal of US $4,758,260 earning interest at rates ranging from 0.86% to 0.90% and matured on various dates from January 23, 2017 to February 8, 2017	—	6,389
Treasury bill having a principal of US $1,502,536 earning interest at 0.53% and matured on February 10, 2017	—	2,017

	$—	$8,865

	$—	$11,063

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

7.	Accounts receivable

	December 31, 2017	December 31, 2016
Trade receivables	$1,796	$3,340
Tax credits and government grants receivable	3,883	4,134
Sales taxes receivable	763	596
Other receivables	397	309

	$6,839	$8,379

8.	Inventories

	December 31, 2017	December 31, 2016
Raw materials	$24,075	$11,727
Work in progress	10,090	967
Finished goods	1,848	964

	$36,013	$13,658

During the year ended December 31, 2017, inventories in the amount of $6,594 were recognized as cost of sales and production ($5,757 for the year ended December 31, 2016). Inventory write-downs of $246 were recorded during the year ended December 31, 2017 ($546 for the year ended December 31, 2016).

9.	Other long-term assets

	December 31, 2017	December 31, 2016
Restricted cash	$226	$175
Long-term receivables	1,943	1,821
Deferred financing costs	5,266	—
Available-for-sale financial assets	1,228	1,227

	$8,663	$3,223

Restricted cash is composed of a guaranteed investment certificate, bearing interest at 0.35% per annum (at December 31, 2016, bearing interest at 0.35%), pledged as collateral for a letter of credit to a landlord which automatically renews until the end of the lease.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

10.	Capital assets

	Land and Buildings	Leasehold improvements	Production and laboratory equipment	Furniture and computer equipment	Total
Cost
Balance at January 1, 2016	$—	$9,253	$16,106	$1,651	$27,010
Additions	—	2,645	11,346	1,236	15,227
Acquired in a business combination (note 5)	4,501	268	5,799	185	10,753
Disposals	—	—	(240)	(134)	(374)
Effect of foreign exchange differences	—	(1,021)	(948)	(107)	(2,076)

Balance at December 31, 2016	$4,501	$11,145	$32,063	$2,831	$50,540
Additions	38	1,587	5,321	806	7,752
Disposals	—	—	(680)	(90)	(770)
Effect of foreign exchange differences	—	92	83	8	183

Balance at December 31, 2017	$4,539	$12,824	$36,787	$3,555	$57,705

Accumulated depreciation
Balance at January 1, 2016	$—	$3,057	$4,157	$755	$7,969
Depreciation expense	27	473	1,644	375	2,519
Disposals	—	—	(216)	(98)	(314)
Effect of foreign exchange differences	—	(424)	(358)	(45)	(827)

Balance at December 31, 2016	$27	$3,106	$5,227	$987	$9,347
Depreciation expense	192	580	2,221	639	3,632
Disposals	—	—	(521)	(84)	(605)
Effect of foreign exchange differences	—	40	35	2	77

Balance at December 31, 2017	$219	$3,726	$6,962	$1,544	$12,451

Carrying amounts
At December 31, 2017	$4,320	$9,098	$29,825	$2,011	$45,254
At December 31, 2016	4,474	8,039	26,836	1,844	41,193

As at December 31, 2017, there are $10,219 and $3,524 of production and laboratory equipment and leasehold improvements, respectively, net of government grants, that are not yet available for use and for which depreciation has not started ($12,751 and $3,427 as of December 31, 2016).

Certain investments in equipment are eligible for government grants. The government grants receivable are recorded in the same period as the eligible additions and are credited against the capital asset addition. During the year ended December 31, 2017, the Corporation recognized $231 ($4 during the year ended December 31, 2016) in government grants.

As at December 31, 2017, production and laboratory equipment includes assets under finance leases with a net carrying amount of $1,131 ($nil as at December 31, 2016).

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

11. Intangible assets

	Licenses and other rights	Patents	Software	Total
Cost
Balance at January 1, 2016	$146,596	$6,484	$964	$154,044
Additions	7,109	723	536	8,368
Disposals	—	(140)	(36)	(176)
Effect of foreign exchange differences	(102)	(965)	(13)	(1,080)

Balance at December 31, 2016	$153,603	$6,102	$1,451	$161,156
Additions	963	742	757	2,462
Disposals	—	(593)	—	(593)
Effect of foreign exchange differences	6	95	5	106

Balance at December 31, 2017	$154,572	$6,346	$2,213	$163,131

Accumulated amortization
Balance at January 1, 2016	$3,210	$2,150	$345	$5,705
Amortization expense	151	431	149	731
Disposals	—	(26)	(36)	(62)
Effect of foreign exchange differences	(68)	(625)	(12)	(705)

Balance at December 31, 2016	$3,293	$1,930	$446	$5,669
Amortization expense	197	458	289	944
Disposals	—	(195)	—	(195)
Effect of foreign exchange differences	7	57	2	66

Balance at December 31, 2017	$3,497	$2,250	$737	$6,484

Carrying amounts
At December 31, 2017	$151,075	$4,096	$1,476	$156,647
At December 31, 2016	150,310	4,172	1,005	155,487

Intangible assets include $141,000 pertaining to a license held by NantPro Biosciences, LLC (“NantPro”) and $7,106 pertaining to a reacquired right from a licensee; both of these rights are not yet available for use and consequently their amortization has not commenced. At November 30, 2017, the Corporation performed an impairment test on the license and reacquired right and concluded that no impairment was required (see note 3).

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

12.	Accounts payable and accrued liabilities

	December 31, 2017	December 31, 2016
Trade payables	$19,333	$14,269
Wages and severances payable	6,839	7,606
Current portion of operating and finance lease inducements and obligations (note 15)	3,301	1,004
Current portion of settlement fee payable (note 16)	102	—
Current portion of royalty payment obligation (note 16)	—	577
Current portion of other employee benefit liabilities (note 16)	379	379

	$29,954	$23,835

13.	Advance on revenues from a supply agreement

The Corporation entered into a loan agreement with a customer whereby it received an advance on revenues relating to a supply agreement between the parties amounting to $3,400 (2,000,000 Great British pounds, “GBP”) and originally maturing in September 2014. In May 2014, the Corporation and the customer amended the loan agreement extending the maturity date to April 1, 2015 and on March 27, 2015, the loan agreement was amended further extending the maturity date to April 30, 2018. The principal amount of the advance bears interest at a rate of 5% per annum and is being repaid as products are supplied and revenues received.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

14.	Long-term debt

The transactions during the years ended December 31, 2017 and 2016 and the carrying value of the long-term debt at December 31, 2017 and 2016 were as follows:

	2017	2016
Balance at January 1,	$48,115	$21,998
Interest accretion	7,686	4,781
Repayment of principal on long-term debt	(3,454)	—
Repayment of stated interest on long-term debt	(163)	—
Issuance of third OID loan	18,363	—
Drawdown on non-revolving credit facility	21,098	—
Foreign exchange revaluation on credit facility balance	(491)	—
Reduction of the face value of the third OID loan by $8,577	(4,134)	—
Increase of the face value of the first OID loan by $50,373	—	19,427
Long-term debt assumed in a business combination (note 5)	—	7,452
Reduction of the face value of the second OID loan by $5,958	—	(3,200)
Reduction of the face value of the second OID loan by $4,176	—	(2,343)

Balance at December 31,	$87,020	$48,115

Comprised of the following loans:
OID loan having a face value of $61,704 maturing on July 31, 2022 with an effective interest rate of 14.8% 1)	$32,721	$28,492
OID loan having a face value of $21,172 maturing on July 31, 2022 with an effective interest rate of 10.6% 1)	13,355	12,078
OID loan having a face value of $30,593 maturing on July 31, 2022 with an effective interest rate of 15.5% 1)	15,815	—
Non-revolving US dollars credit facility draws, expiring on November 30, 2019 bearing stated interest of 8.5% per annum (effective interest rate of 16.4%)1)	20,876	—
Government term loan having a principal amount of $1,000 full repayable on August 31, 2018 with an effective interest rate of 9.2% and a stated interest of 3.2%2), 3)	973	2,986
Non-interest bearing government term loan having a principal amount of $2,306 repayable in equal monthly installments of $82 until January 31, 2020 with an effective interest rate of 2.8% 2)	2,249	2,640
Non-interest bearing government term loan having a principal amount of $1,031 full repayable on January 5, 2018 with an effective interest rate of 9.1% 2)	1,031	1,919

	$87,020	$48,115
Less current portion of long-term debt	(3,336)	(5,802)

	$83,684	$42,313

1)	The loans are secured by all the assets of the Corporation excluding patents and require that certain covenants be respected including maintaining an adjusted working capital ratio.
2)

These loans were assumed as part of the Telesta business combination (note 5) and were recognized at their fair values on the closing date of the transaction. The fair value was determined using a discounted cashflow model and an effective interest rate specific to the loan as disclosed in the table above.

3)	The loan is secured by the land, the manufacturing facility and equipments located in Belleville. At December 31, 2017, the net carrying value of the secured assets is $8,678.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

2017

On April 27, 2017, the Corporation issued a third Original Issue Discount (“OID”) loan and warrants (the “Sixth Warrants”) to the holder of the long-term debt for total proceeds of $25,010. The total proceeds were allocated to the debt and the warrants based on fair value at the issue date. Further details concerning the warrants are provided in note 17c. Under the terms of the new loan, the Corporation will repay the face value of the OID loan, in the amount of $39,170 at maturity on July 31, 2022. The OID loan was recorded at its fair value at the transaction date less the associated transaction costs of $184 for a net amount of $18,363. The fair value of the loan was determined using a discounted cash flow model for the debt instrument with a market interest rate of 15.5%.

In July 2017, the holder of the long-term debt used the set off of principal right under the loan agreements, to settle the amounts due to the Corporation following its participation in a private placement for 5,045,369 common shares which occurred concurrently with the closing of a public offering of common shares, on July 6, 2017.

As a result, the face value of the third OID loan was reduced by $8,577, from $39,170 to $30,593. The reduction of $8,577 is equivalent to the value of the shares issued at the agreed price of $1.70 concluded in connection with the private placement. This transaction was accounted for as an extinguishment of a portion of the OID loan and the difference between the adjustment to the carrying value of the loan of $4,134 and the amount recorded for the shares issued of $8,325 was recorded as a loss on extinguishment of a loan of $4,191. The shares were recorded at fair value, determined using the closing price of $1.65 on the date of issue July 6, 2017, resulting in a value of the shares issued of $8,325.

On November 30, 2017, the Corporation entered into a non-revolving credit facility agreement bearing interest of 8.5% per annum which expires November 30, 2019. The credit facility comprises two tranches of US$40,000,000 which become available to draw upon once certain conditions are met. The drawdowns on the available tranches are limited to US$10,000,000 per month.

As part of the agreement, the Corporation issued 54 million warrants (“Seventh Warrants”) to the holder of the long-term debt in consideration for the non-revolving credit facility and US$10,000. Further details concerning the warrants are provided in note 17c. At each drawdown, the value of the proceeds drawn are allocated to the debt and equity based on their fair value.

The Corporation drew on the credit facility on November 30, 2017 and on December 14, 2017 respectively. The total proceeds allocated to the debt upon the two drawdowns in 2017 was $21,098. The fair value of the debt was determined using a discounted cash flow model for the debt instrument with a market interest rate of 16.4%. The fees incurred in regards of the credit facility, which comprise legal fees and also the 10,000,000 warrants issued upon signature of the credit facility (note 17c), for a total of $5,473 have been recorded in the consolidated statement of financial position as other long-term assets and will be amortized and recognized into the consolidated statement of operations over the term of the credit facility.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

At December 31, 2017, the Corporation was in compliance with covenants of all outstanding loans and the credit facility.

2016

On February 29, 2016, pursuant to an additional financing for total proceeds of $30,010, the Corporation issued additional debt and warrants (the “Fifth Warrants”) to the holder of the long-term debt. Under the terms of this addendum to the first Original Issue Discount (“OID”) loan, the face value of the OID loan to be repaid at the maturity loan, which remains unchanged at July 31, 2022, increased by $50,373. This brought the total face value of the first OID loan to $61,704. Further details concerning the warrants issued are provided in note 17c.

The total proceeds were allocated to the debt and warrants based on fair value at the issue date. The carrying amount of the debt increased by the issue date fair value of the additional sum to repay at the maturity date less the associated transaction costs of $165, representing a net amount of $19,427. The fair value of the increased payment of $50,373 at the maturity date was determined using a discounted cash flow model for the debt instrument with a market interest rate of 15.84%. When combining the loan that was outstanding at the date of the increase with the addendum, the combined effective rate that will be used to recognise the interest expense on the first OID loan going forward is 14.8%.

In May 2016, the holder of the long-term debt used the set off of principal right under the loan agreements, to settle the amounts due to the Corporation following its participation in a private placement for 1,921,776 common shares which occurred concurrently with the closing of a public offering of common shares, on May 25, 2016.

As a result, the face value of the second OID loan was reduced by $5,958, from $31,306 to $25,348. The reduction of $5,958 is equivalent to the value of the shares issued at the agreed price of $3.10 concluded in connection with the private placement. This transaction was accounted for as an extinguishment of a portion of the OID loan and the difference between the adjustment to the carrying value of the loan of $3,200 and the amount recorded for the shares issued of $5,785 was recorded as a loss on extinguishment of a loan of $2,585. The shares were recorded at fair value, determined using the closing price of $3.01 on the date of issue May 25, 2016, resulting in a value of the shares issued of $5,785.

On October 31, 2016, concurrently with the closing of the Telesta acquisition, the Corporation entered into a private placement agreement with the holder of the long-term debt for 1,401,632 common shares. The holder of the long-term debt has used the set off of principal rights under the loan agreements, to settle the amounts due to the Corporation following its participation in the private placement.

As a result, the face value of the second OID loan was reduced by $4,176, from $25,348 to $21,172. The reduction of $4,176 is equivalent to the value of the shares issued at the 5-day VWAP of $2.98 concluded in connection with the private placement. This transaction was accounted for as an extinguishment of a portion of the OID loan and the difference between the adjustment to the carrying value of the loan of $2,343 and the amount recorded for the shares issued of $3,953 was recorded as a loss on extinguishment of a loan of $1,609. The shares were recorded at fair value, determined using the closing price of $2.82 on the date of issue October 31, 2016, resulting in a value of the shares issued of $3,953.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

15.	Operating and finance lease inducements and obligations

	December 31, 2017	December 31, 2016
Finance lease obligations	$972	$—
Deferred operating lease inducements and obligations	4,402	2,011

	$5,374	$2,011
Less current portion of operating and finance lease inducements and obligations	(3,301)	(1,004)

	$2,073	$1,007

The following table presents the future minimum finance lease payments as of December 31, 2017:

	Within 1 year	2 - 5 years	Total
Future minimum lease payments	$338	$783	$1,121
Less future finance costs	(73)	(76)	(149)

Finance lease obligation	$265	$707	$972

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

16.	Other long-term liabilities

	December 31, 2017	December 31, 2016
Settlement fee payable (a)	$190	$270
Royalty payment obligation (b)	2,963	3,100
Other employee benefit liabilities	593	914
Other long-term liabilities	70	118

	$3,816	$4,402
Less:
Current portion of settlement fee payable (note 12)	(102)	—
Current portion of royalty payment obligation (note 12)	—	(577)
Current portion of employee benefit liabilities (note 12)	(379)	(379)

	$3,335	$3,446

a)	Settlement of litigation

During the year ended December 31, 2012, the Corporation was served with a lawsuit in the Federal Court of Canada (Court) relating to a claim for infringement of two Canadian issued patents held by a third party plaintiff, GE Healthcare Biosciences AB (“GE”). The Corporation filed a statement of defence on the infringement claims, in addition to a counterclaim requesting that the Court declare both patents invalid and unenforceable.

The Corporation and GE entered into a settlement and license agreement on October 25, 2016 to mutually discontinue all past claims and counterclaims between the parties and to commercialize the underlying technologies over the term of the license, which shall not extend, on a country-by-country basis, beyond October 2021 (the “Term”). Under the agreement, Prometic shall pay GE an aggregate amount of $1,000 between October 25, 2016 and October 25, 2020 in consideration thereof, Minimum Annual Royalty (“MAR”) payments totaling $587 over the Term and a 2% net sales royalty on sales of certain Prometic bioseparation products to third parties and affiliates during the Term; the royalties being creditable against the MAR. The net sales royalty expense will be recorded as such product sales are recognized.

As a result, the Corporation recorded an expense of $913 representing the present value of the $1,000 settlement fee determined using an effective interest rate of 15.8%, under administration expenses in the consolidated statement of operations for the year ended December 31, 2016.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

b)	Royalty payment obligation

On December 16, 2016, the Corporation and one of its licensee’s modified the terms of a license agreement entered into by the parties. As a result, the Corporation reacquired the rights initially granted in the license agreement, to a 50% share of the worldwide profits pertaining to the sale of plasminogen for the treatment of plasminogen congenital deficiency (the “Reacquired Right”). As consideration for the Reacquired Right, the Corporation issued 1,683,040 common shares (note 17a), accepted to forego the payment of an outstanding receivable balance of $1,334 and agreed to make royalty payments on the sales of plasminogen for congenital deficiency, using a rate of 5% up to a total of US$2,500,000. If by December 31, 2020 the full royalty obligation has not been paid, the unpaid balance will become due. The Corporation recognized a royalty payment obligation of $3,100 in the consolidated statement of financial position at December 31, 2016, representing the discounted value of the expected royalty payments to be made until December 31, 2020, using a discount rate of 9.2%. The aggregate value of the consideration given of $7,059 was recognized as an addition to intangible assets.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

17.	Share capital and other equity instruments

a)	Share capital

Authorized and without par value:

Unlimited number of common shares, participating, carrying one vote per share, entitled to dividends.

Unlimited number of preferred shares, no par value, issuable in one or more series.

	December 31, 2017		December 31, 2016
	Number	Amount	Number	Amount
Issued common shares	710,593,273	$575,550	623,229,331	$480,637
Share purchase loan to an officer	—	(400)	—	(400)

Issued and fully paid common shares	710,593,273	$575,150	623,229,331	$480,237

In February 2016, $50 of the principal amount of the share purchase loan to an officer was reimbursed together with $55 in interest receivable. As a result, the principal amount of the loan was reduced to $400. In March 2016, the maturity date of the loan was amended to the earlier of (i) March 31, 2019 or (ii) 30 days preceding a targeted NASDAQ or NYSE listing date of Prometic’s shares. The share purchase loan bears interest at prime plus 1%.

Changes in the issued and outstanding common shares during the years ended December 31, 2017 and 2016 were as follows:

	2017		2016
	Number	Amount	Number	Amount
Balance - beginning of year	623,229,331	$480,237	581,930,868	$365,540
Issued for cash	31,250,000	53,125	19,400,000	60,140
Issued in consideration of loan extinguishment (note 14)	5,045,369	8,325	3,323,408	9,737
Exercise of future investment rights (note 17c)	44,791,488	27,594	—	—
Exercise of stock options (note 17b)	3,086,203	811	2,022,590	979
Shares issued under restricted share units plan (note 17b)	3,190,882	5,058	611,212	957
Issued in relation to the business combination (note 5)	—	—	14,258,213	40,208
Issued in consideration of reaquired rights (note 16b)	—	—	1,683,040	2,626
Reimbursement of share purchase loan to an officer	—	—	—	50

Balance - end of year	710,593,273	$575,150	623,229,331	$480,237

2017

On July 6, 2017, the Corporation issued 31,250,000 common shares following a bought deal public offering for gross proceeds of $53,125. The underwriters received a cash commission of 6% of the gross proceeds of the offering. Concurrently with the bought deal public offering, the Corporation concluded a private placement with the holder of the long-term debt. Using the rights conveyed under the loan agreement, the holder of the long-term debt elected to extinguish a portion of the face value of the third OID loan as consideration for the 5,045,369 shares issued (note 14). The aggregate issuance costs related to these issuances, including the commission, in the amount of $3,878, were recorded against the deficit during the year ended December 31, 2017.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

2016

On May 25, 2016, the Corporation issued 19,400,000 common shares following a bought deal public offering for gross proceeds of $60,140. The underwriters received a cash commission of 5% of the gross proceeds of the offering. Concurrently with the bought deal public offering, the Corporation concluded a private placement with the holder of the long-term debt. Using the rights conveyed under the loan agreement, the holder of the long-term debt elected to extinguish a portion of the face value of the second OID loan as consideration for the 1,921,776 shares issued (note 14). The aggregate issuance costs related to these issuances, including the underwriters’ commission, in the amount of $3,549, were recorded against the deficit during the year ended December 31, 2016.

On October 31, 2016, the Corporation issued 14,258,213 common shares having a fair value of $40,208 to acquire Telesta (note 5). Concurrently with the share issuance, the Corporation concluded a private placement with the holder of the long-term debt. Using the rights conveyed under the loan agreement, the holder of the long-term debt elected to extinguish a portion of the face value of the second OID loan as a consideration for the 1,401,632 common shares issued (note 14). The aggregate issuance costs related to the shares of $93 were recorded against the deficit during the year ended December 31, 2016.

On December 16, 2016, the Corporation issued 1,683,040 common shares having a fair value of $2,626 as part of the consideration given to reacquire a right from a licensee (note 16b). The aggregate issuance cost related to the shares of $13 were recorded against the deficit during the year ended December 31, 2016.

b)	Contributed surplus (share-based payments)

Stock options

The Corporation has established a stock option plan for its directors, officers, employees and service providers. The plan provides that the aggregate number of shares reserved for issuance at any time under the plan may not exceed 33,434,585 common shares and the maximum number of common shares, which may be reserved for issuance to any individual, may not exceed 5% of the outstanding common shares. The stock options issued under the plan may be exercised over a period not exceeding ten years from the date they were granted. The vesting period of the stock options varies from immediate vesting to vesting over a period not exceeding 5 years. In some circumstances, the vesting of stock options may be conditional to attaining performance conditions. The vesting conditions are established by the Board of Directors on the grant date. The exercise price is based on the weighted average share price for the five business days prior to the grant.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

Changes in the number of stock options outstanding during the years ended December 31, 2017 and 2016 were as follows:

	2017		2016
	Number	Weighted average exercise price	Number	Weighted average exercise price
Balance - beginning of year	14,372,640	$1.41	13,513,736	$0.92
Granted	3,809,870	1.99	3,024,100	2.91
Forfeited	(630,037)	2.53	(140,106)	2.27
Exercised	(3,086,203)	0.16	(2,022,590)	0.31
Expired	(3,000)	0.12	(2,500)	0.13

Balance - end of year	14,463,270	$1.79	14,372,640	$1.41

During the year ended December 31, 2017, 177,050 and 3,632,820 options having a contractual term of five and ten years respectively were granted. All other outstanding options have a contractual term of five years.

During the year ended December 31, 2017, 3,086,203 options were exercised resulting in cash proceeds of $481 and a transfer from contributed surplus to share capital of $330. The weighted average share price on the date of exercise of the options during the year ended December 31, 2017 was $1.71.

During the year ended December 31, 2016, 2,022,590 stock options were exercised resulting in cash proceeds of $625 and a transfer from contributed surplus to share capital of $354. The weighted average share price on the date of exercise of the stock options during the year ended December 31, 2016 was $2.75.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

At December 31, 2017, stock options issued and outstanding by range of exercise price are as follows:

Range of exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.34 - $ 0.88	3,052,624	0.4	$0.38	3,052,624	$0.38
$1.10 - $ 2.02	2,920,861	2.9	1.27	1,881,217	1.19
$2.07 - $ 2.44	5,770,981	6.1	2.23	2,041,493	2.35
$2.55 - $ 3.19	2,718,804	3.4	2.98	1,203,016	2.98

	14,463,270	3.7	$1.79	8,178,350	$1.44

The Corporation uses the Black-Scholes option pricing model to calculate the fair value of options at the date of grant. The weighted average inputs into the model and the resulting grant date fair values during the year ended December 31, 2017 and 2016 were as follows:

	2017	2016
Expected dividend rate	—	—
Expected volatility of share price	61.8%	63.3%
Risk-free interest rate	1.2%	0.7%
Expected life in years	6.8	3.8
Weighted average grant date fair value	$1.19	$1.36

The expected volatility was based on historical volatility of the common shares while the expected life was based on the historical holding patterns. The fair value of the grants is expensed over the vesting period on the assumption that between 3.4% to 5.5% (between 2.8% and 4.6% in 2016) of the unvested stock options will be forfeited annually over the service period.

A share-based payment compensation expense of $3,436 was recorded for the stock options for the year ended December 31, 2017 ($2,871 for the year ended December 31, 2016).

Restricted share units

The Corporation has established an equity-settled restricted share units plan for executive officers of the Corporation, as part of its incentive program designed to align the interests of its executives with those of its shareholders, and in accordance with its Long Term Incentive Plan. The vesting conditions are established by the Board of Directors on the grant date and must generally be met within 3 years. Each vested RSU gives the right to receive a common share.

During 2017, the Board decided to replace 1,220,623 of the expired RSU with an equivalent number of RSU keeping the same vesting conditions but extending the evaluation period for the attainment of the objectives by one year to December 31, 2017. The replacement RSU were issued on April 11, 2017. This transaction was accounted for as a modification of the existing RSU that did not have an impact on the value of the RSU.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

The RSU granted prior to the grant on November 24, 2017 vest upon achievement of various corporate and commercial objectives and the underlying shares become available for issuance once the RSU are vested. On November 24, 2017, the Corporation granted 6,228,456 RSU to management (the “2017-2019 RSU”), the time period to meet the vesting conditions goes until December 31, 2019. The grant included 1,132,448 units that vest at a rate of 33.3% at the end of each year and become available for release at the time of vesting, and 5,096,008 units that have performance-based conditions with a scaling payout depending on performance. These 2017-2019 performance based RSU will only vest at the end of 2019 if individual RSU objectives are met and if the participant is still at the employ of the Corporation at that time.

Changes in the number of RSU outstanding during the years ended December 31, 2017 and 2016 are presented in the following table. The units granted represent the maximum payout based on achievement of all objectives.

	2017	2016
Balance - beginning of year	9,999,251	7,869,117
Granted	7,449,079	2,741,346
Expired	(3,157,311)	—
Forfeited	(538,854)	—
Released	(3,190,882)	(611,212)

Balance - end of year	10,561,283	9,999,251

The grant date fair value of a 2017-2019 RSU is $1.42 (2016-2018 RSU is $2.87). A share-based payment compensation expense of $5,226 was recorded during the year ended December 31, 2017 ($3,992 for the year ended December 31, 2016). At December 31, 2017, there were 1,895,224 vested RSU outstanding (1,214,479 at December 31, 2016) and 8,666,059 unvested RSU outstanding (8,784,772 at December 31, 2016).

Share-based payment expense

The total share-based payment expense has been included in the consolidated statements of operations for the years ended December 31, 2017 and 2016 as indicated in the following table:

	2017	2016
Cost of sales and production	$370	$261
Research and development expenses	4,150	3,052
Administration, selling and marketing expenses	4,142	3,550

	$8,662	$6,863

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

c)	Warrants and future investment rights

The warrants and future investment rights issued by the Corporation provide essentially the same rights to the holders. The following table summarizes the changes in the number of warrants and rights outstanding during the years ended December 31, 2017 and 2016:

	2017		2016
	Number	Weighted average exercise price	Number	Weighted average exercise price
Balance of warrants and rights - beginning of year	101,863,180	$1.44	89,791,890	$1.00
Warrants issued for cash	64,600,407	2.03	11,793,380	4.70
Warrants issued in relation to the business combination (note 5)	—	—	277,910	6.39
Exercise of future investment rights	(44,791,488)	0.47	—	—

Balance of warrants and rights - end of year	121,672,099	$2.11	101,863,180	$1.44

Balance of warrants and rights exercisable - end of year	87,672,099	$2.27	101,863,180	$1.44

2017

On February 3, 2017, all of the 44,791,488 future investment rights were exercised resulting in cash proceeds of $21,052 and a transfer from warrants and future investment rights to share capital of $6,542.

On April 27, 2017, pursuant to a financing for total proceeds of $25,010, the Corporation issued additional debt and the Sixth Warrants to the holder of the long-term debt. Further details concerning the debt issued are provided in note 14. The Sixth Warrants consist of 10,600,407 warrants, each giving the holder the right to acquire one common share at an exercise price of $3.70, paid either in cash or in consideration of the lender’s cancellation of an equivalent amount of the face value of an OID loan. The warrants expire on October 26, 2023. The value of the proceeds attributed to the warrants of $6,463 was recorded in warrants and future investment rights. The issuance cost related to the warrants, in the amount of $145, has been recorded against the deficit.

On November 30, 2017, pursuant to entering into a non-revolving credit facility agreement, the Corporation issued the Seventh Warrants to the holder of the long-term debt. Further details concerning the credit facility are provided in note 14. The Seventh Warrants consist of 54 million warrants from which 10 million warrants were exercisable as of the date of the agreement and the remaining 44 million warrants become exercisable as and if the Corporation draws upon the credit facility in increments of US$10,000,000; five million warrants become exercisable for each US$10,000,000 drawn on the first US$40,000,000 tranche of the credit facility and six million warrants become exercisable for each US$10,000,000 drawn on the second US$40,000,000 tranche of the credit facility. Each warrant gives the holder the right to acquire one common share at an exercise price of $1.70. The warrants expire on June 30, 2026. Although the warrants are issued and outstanding in the warrant table above, for accounting purposes, these warrants will be recognized and measured at the time they become exercisable.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

The amount of each US$10,000,000 drawdown on the non-revolving credit facility is allocated to the debt and the warrants based on their fair value at the time of the drawdown. The initial 10 million warrants exercisable upon signature of the agreement were valued at $5,214 and were recognized as a deferred financing costs with the offsetting entry in equity. The Corporation drew on the facility on November 30, 2017 and on December 14, 2017 and the value of the proceeds attributed to the warrants was $2,363 and $2,245 respectively, which was recorded in equity. Issuance cost related to the issuance of the Seventh Warrants, in the amount of $125, have been recorded against the deficit.

2016

On February 29, 2016, pursuant to an additional financing for total proceeds of $30,010, the Corporation issued additional debt and the Fifth Warrants to the holder of the long-term debt. Further details concerning the debt issued are provided in note 14.

The Fifth Warrants consist of 11,793,380 warrants, each giving the holder the right to acquire one common share at an exercise price of $4.70, paid either in cash or in consideration of the lender’s cancellation of an equivalent amount of the face value of an OID loan. The warrants expire on July 31, 2022. The value of the proceeds attributed to the warrants of $10,418 was recorded in warrants and future investment rights.

On October 31, 2016, the Corporation issued 277,910 warrants in replacement of the Telesta warrants and in connection with the business combination of Telesta (note 5). The warrants have an exercise price of $6.39 and expire on September 23, 2019.

The aggregate issuance cost related to the warrants, in the amount of $167, has been recorded against the deficit.

As at December 31, 2017, the following warrants and future investment rights, classified as equity, to acquire shares were outstanding:

Number	Expiry date	Exercise price
277,910	September 2019	$6.39
1,000,000	September 2021	0.52
20,276,595	September 2021	0.77
16,723,807	July 2022	1.87
7,000,000	July 2022	3.00
11,793,380	July 2022	4.70
10,600,407	October 2023	3.70
54,000,000	June 2026	1.70

121,672,099		$2.11

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

18.	Non-controlling interests

The shares of three of the Corporation’s subsidiaries are partially held by non-controlling interests. The subsidiaries are Prometic Bioproduction Inc. (PBP), Pathogen Removal and Diagnostic Technologies Inc. (PRDT) and NantPro. The Corporation held on December 31, 2017 and 2016, 87.0%, 77.0% and 73.0% of the ownership interests respectively.

Summarized financial information for PBP, PRDT and NantPro, for the years ended December 31, 2017 and 2016 is provided in the following tables. This information is based on amounts before inter-company eliminations.

2017

Summarized statements of financial position

	PBP	PRDT	NantPro
Investment tax credits receivables, inventories and other current assets	$13,250	$—	$—
Capital and intangible assets (long-term)	20,427	398	141,025
Trade and other payables (current)	(6,965)	(417)	—
Intercompany loans and lease inducements and obligations (long-term)	(120,789)	(15,003)	—

Total equity	$(94,077)	$(15,022)	$141,025

Attributable to non-controlling interests	$(10,722)	$(5,901)	$38,070

Summarized statements of operations

	PBP	PRDT	NantPro
Revenues or services rendered to other members of the group	$3,712	$181	$—
Cost of sales and production	(1,635)	—	—
Research and development expenses	(34,027)	(335)	(17,482)
Adminstration and other expenses	(4,587)	(957)	(210)

Net loss and comprehensive loss	$(36,537)	$(1,111)	$(17,692)

Attributable to non-controlling interests	$(4,750)	$(779)	$(4,776)

During the year ended December 31, 2017, PBP used $24,394 and $3,544 in cash for its operating and investing activities respectively and received $28,200 from financing activities.

2016

Summarized statements of financial position

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

	PBP	PRDT	NantPro
Investment tax credits receivables and other current assets	$7,464	$—	$—
Capital and intangible assets (long-term)	18,624	566	141,025
Trade and other payables (current)	(4,925)	(374)	—
Intercompany loans (long-term)	(78,703)	(13,801)	—

Total equity	$(57,540)	$(13,609)	$141,025

Attributable to non-controlling interests	$(5,972)	$(5,122)	$38,070

Summarized statements of operations

	PBP	PRDT	NantPro
Revenues or services rendered to other members of the group	$5,440	$126	$—
Research and development expenses	(34,698)	(234)	(17,897)
Adminstration and other expenses	(2,936)	(1,009)	(119)

Net loss and comprehensive loss	$(32,194)	$(1,117)	$(18,016)

Attributable to non-controlling interests	$(4,185)	$(813)	$(4,864)

During the year ended December 31, 2016, PBP used $25,962 and $9,653 in cash for its operating and investing activities respectively and received $35,602 from financing activities.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

The losses allocated to the non-controlling interests and the carrying amount of the non-controlling interest on the consolidated statement of financial position, per subsidiary are as follows:

	2017	2016
Consolidated statements of financial position:
Prometic Bioproduction Inc.	$(10,722)	$(5,972)
Pathogen Removal and Diagnostic Technologies Inc.	(5,901)	(5,122)
NantPro Biosciences, LLC	38,070	38,070

Total non-controlling interests	$21,447	$26,976

	2017	2016
Consolidated statements of operations:
Prometic Bioproduction Inc.	$(4,750)	$(4,185)
Pathogen Removal and Diagnostic Technologies Inc.	(779)	(813)
NantPro Biosciences, LLC	(4,776)	(4,864)

Total non-controlling interests	$(10,305)	$(9,862)

19.	Capital disclosures

	2017	2016
Finance lease obligations	$972	$—
Long-term debt	87,020	48,115
Total equity	143,431	159,343
Cash and cash equivalents	(23,166)	(27,806)
Marketable securities and short-term investments	—	(11,063)

Total Capital	$208,257	$168,589

The Corporation’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, administration, selling and marketing expenses, working capital and overall expenditures on capital and intangible assets. The Corporation makes every effort to manage its liquidity to minimize dilution to its shareholders, whenever possible. The Corporation is subject to one externally imposed capital requirement (refer to note 14) and the Corporation’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2016.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

20.	Revenues

	2017	2016
Revenues from the sale of goods	$16,461	$12,892
Milestone and licensing revenues	19,724	—
Revenues from the rendering of services	1,930	3,371
Rental revenue	1,000	129

	$39,115	$16,392

In August 2017, the Corporation entered into a licensing agreement with a third-party in China and as a result, milestone and licensing revenues of $19,724 were recorded during the third quarter of 2017. The third party having not remitted funds associated with the license fee and initial milestone payment within the specified payment terms was consequently in breach of the agreement. As a result, the Corporation was in a position to exercise its contractual rights and opted to terminate the agreement in March 2018 thereby returning all the rights previously conferred under the license agreement back to Prometic. The Corporation has written-off the accounts receivable to bad debt expense as at December 31, 2017 (see note 29b).

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

21.	Information included in the consolidated statements of operations

Year ended December 31,	2017	2016
a) Government assistance included in research and development
Gross research and development expenses	$101,946	$88,863
Research and development tax credits	(1,554)	(1,248)

	$100,392	$87,615

b) Finance costs
Interest on long-term debt	$7,686	$4,781
Amortization of fees for line of credit	208	—
Other interest expense, transaction and bank fees	384	109
Interest income	(313)	(363)

	$7,965	$4,527

c) Wages and salaries
Wages and salaries	$44,211	$36,191
Employer’s benefits	8,556	6,766
Share-based payments expense	8,662	6,863

Total employee benefit expense	$61,429	$49,820

22.	Pension plan

The Corporation maintains a defined contribution pension plan for its permanent employees. The Corporation matches the contributions made by employees who elect to participate in the plan up to a maximum percentage of their annual salary. The Corporation’s contributions recognized as an expense for the year ended December 31, 2017 amounted to $1,596 ($1,154 for the year ended December 31, 2016).

23.	Government assistance

The Corporation has received government grants from the Isle of Man Government relating to operating and capital expenditures to be incurred by the Corporation and are disbursed to the Corporation when such expenditures are made.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

The Isle of Man Government reserves the right to reclaim part or all of the grants received should the Corporation leave the Isle of Man according to the following schedule – 100% repayment within five years of receipt, then a sliding scale after that for the next 5 years – 6 years 80%, 7 years 60%, 8 years 40%, 9 years 20%, 10 years 0%.

If the Corporation were to cease operations in the Isle of Man as December 31, 2017, it would be required to repay $1,787 in relation to grants received in the past amounting to $1,888. No provision has been made in these consolidated financial statements for any future repayment relating to the grants received.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

24.	Income taxes

The income tax recovery reported in the consolidated statement of operations for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Current income taxes	$(3,165)	$(418)
Deferred income taxes	(11,587)	(6,220)

	$(14,752)	$(6,638)

The following table provides a reconciliation of the income tax recovery calculated at the combined statutory income tax rate to the income tax recovery recognized in the consolidated statements of operations:

	2017	2016
Net loss before income taxes	$(134,788)	$(117,307)
Combined Canadian statutory income tax rate	26.8%	26.9%
Income tax at combined income tax rate	(36,123)	(31,556)
Increase (decrease) in income taxes resulting from:
Unrecorded potential tax benefit arising from current-period losses and other deductible temporary differences	35,568	23,499
Effect of tax rate differences in foreign subsidiaries	(2,513)	(2,988)
Non-deductible or taxable items	(1,132)	2,962
Change in tax rate	(6,175)	2,107
Recognition of previous years unrecognized deferred tax assets	(1,221)	(242)
Research and development tax credit	(4,193)	(420)
Foreign witholding tax	1,039	—
Other	(2)	—

	$(14,752)	$(6,638)

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

The following table presents the nature of the deferred tax assets and liabilities that make up the deferred tax assets and deferred tax liabilities balance at December 31, 2017 and 2016.

	Intangible assets	R&D expenses	Losses	Other	Total
As at January 1, 2016	$40,607	$—	$(9,192)	$(257)	$31,158
Charged (credited) to profit or loss	83	(97)	(6,491)	285	(6,220)
Charged (credited) to profit and loss (foreign exchange)	—	—	257	—	257

As at December 31, 2016
Deferred tax liabilities	$40,690	$(97)	$(15,426)	$28	$25,195
Charged (credited) to profit and loss	(13,209)	(841)	2,582	(7)	(11,475)
Charged (credited) to profit and loss (foreign exchange)	—	—	684	—	684

As at December 31, 2017	$27,481	$(938)	$(12,160)	$21	$14,404

Comprised of the following:
Deferred tax assets	—	(938)	(9)	21	(926)
Deferred tax liabilities	$27,481	$—	$(12,151)	$—	$15,330

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

Available temporary differences not recognized at December 31, 2017 and 2016 are as follows:

	2017	2016
Tax losses (non-capital)	$280,002	$278,197
Tax losses (capital)	33,962	34,053
Unused research and development expenses	72,636	130,443
Undeducted financing expenses	17,894	10,770
Interest expenses carried forward	8,176	7,316
Trade and other payable	1,141	1,631
Capital assets	580	804
Intangible assets	95,980	103,963
Start-up expense	3,952	4,434
Unrealized loss (gain) on exchange rate	413	—
Other	241	379

	$514,977	$571,990

At December 31, 2017, the Corporation has non-capital losses of $361,914 of which $280,002 are available to reduce future taxable income for which the benefits have not been recognized. These losses expire at various dates from 2022 to 2037 (except for the non-capital losses in the United Kingdom which do not expire). The Corporation has capital losses of $33,962 that are available to reduce future taxable income for which the benefits have not been recognized. These tax attributes can be carried forward indefinitely. At December 31, 2017, the Corporation also has unused research and development expenses of $76,415 of which $72,636 are available to reduce future taxable income for which the benefits have not been recognized.

At December 31, 2017, the Corporation also had unused federal tax credits available to reduce future income tax in the amount of $18,672 expiring between 2022 and 2037. Those credits have not been recorded and no deferred income tax assets have been recognized in respect to those tax credits.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

The unused non-capital losses expire as indicated in the table below:

	Canada		Foreign
At December 31, 2017	Federal	Provincial	Countries
Losses carried forward expiring in:
2022	$—	$—	$1,551
2023	—	—	2,521
2024	—	—	3,390
2025	—	—	2,649
2026	—	—	2,547
2027	—	—	9,511
2028	3,510	3,495	9,940
2029	—	—	3,951
2030	76	76	9,274
2031	977	977	8,982
2032	855	855	1,517
2033	4,089	4,023	2,063
2034	8,761	8,261	12,808
2035	9,314	10,826	26,906
2036	30,186	22,668	40,166
2037	42,650	42,649	49,542

	$100,418	$93,830	$187,318

As at December 31, 2017, the Corporation and its subsidiaries have tax losses which arose in the United Kingdom of $74,178 that are available to reduce future taxable income for which the benefits have not been recognized. These tax attributes can be carried forward indefinitely.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

25.	Segmented information

The Corporation’s three operating segments are Bioseparations, Plasma-derived therapeutics and Small molecule therapeutics (see note 4c – change in accounting policies).

Bioseparations: The segment develops and manufactures Prometic’s core bioseparation technologies and products. Its proprietary affinity absorbents and Mimetic LigandTM purification platform are used by pharmaceutical and medical companies worldwide and for its own extraction and purification manufacturing processes.

Plasma-derived therapeutics: The segment develops manufacturing processes, based on Prometic’s own affinity technology, to provide efficient extraction and purification of therapeutic proteins from human plasma, the Plasma Protein Purification System (PPPSTM), a multi-product sequential purification process. This technology is key for extracting proteins, which Prometic plans to commercialize with an emphasis on therapeutic products targeting orphan and rare diseases.

Small molecule therapeutics: The segment is a small molecule drug discovery and development business. It has lead compounds, namely PBI-4050 which targets unmet medical needs such as the treatment of idiopathic pulmonary fibrosis (“IPF”), Alström syndrome as well as other fibrotic indications. The operating segment is also working on multiple follow-on drugs such as PBI-4547 and PBI-4425 at the pre-clinical stage.

The reconciliation to the statement of operations column includes the elimination of intercompany transactions between the segments and the remaining activities not included in the above segments. These expenses generally pertain to public entity reporting obligations, investor relations, financing and other corporate office activities.

The accounting policies of the segments are the same as the accounting policies of the Corporation. The operating segments results include intercompany transactions between the segments which are done in a manner similar to transactions with third parties.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

a) Revenues and expenses by operating segments

			Small	Reconciliation
		Plasma-derived	molecule	to statement
For the year ended December 31, 2017	Bioseparations	therapeutics	therapeutics	of operations	Total
External revenues	$16,802	$2,490	$19,724	$99	$39,115
Intersegment revenues	1,566	39	—	(1,605)	—

Total revenues	18,368	2,529	19,724	(1,506)	39,115
Cost of sales and production	7,877	4,014	—	(1,742)	10,149
R&D - Manufacturing cost of therapeutics to be used in clinical trials	—	32,766	1,755	(423)	34,098
R&D - Other expenses	7,301	40,958	17,426	609	66,294
Administration, selling and marketing expenses	2,719	13,539	3,633	11,550	31,441
Bad debt expense	—	—	20,491	—	20,491

Segment profit (loss)	$471	$(88,748)	$(23,581)	$(11,500)	$(123,358)
Gain on foreign exchange					(726)
Finance costs					7,965
Loss on extinguishment of liabilities					4,191

Net loss before income taxes					$(134,788)

Other information
Depreciation and amortization	$907	$2,880	$428	$361	$4,576
Share-based payment expense	394	2,269	1,509	4,490	8,662

			Small	Reconciliation
		Plasma-derived	molecule	to statement
For the year ended December 31, 2016 (restated)	Bioseparations	therapeutics	therapeutics	of operations	Total
External revenues	$13,725	$2,538	$—	$129	$16,392
Intersegment revenues	2,410	184	—	(2,594)	—

Total revenues	16,135	2,722	—	(2,465)	16,392
Cost of sales and production	8,087	1,435	—	(1,890)	7,632
R&D - Manufacturing cost of therapeutics to be used in clinical trials	—	32,759	894	(477)	33,176
R&D - Other expenses	6,336	34,852	13,338	(87)	54,439
Administration, selling and marketing expenses	3,274	6,788	3,310	15,099	28,471
Bad debt expense	—	837	—	—	837

Segment loss	$(1,562)	$(73,949)	$(17,542)	$(15,110)	$(108,163)
Loss on foreign exchange					423
Finance costs					4,527
Loss on extinguishment of liabilities					4,194

Net loss before income taxes					$(117,307)

Other information
Depreciation and amortization	$898	$1,801	$352	$199	$3,250
Share-based payment expense	276	1,345	1,316	3,926	6,863

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

Information by geographic area

b) Capital and intangible assets by geographic area

	2017	2016

Canada	$33,979	$32,624
United States	155,034	153,630
United Kingdom	12,888	10,426

	$201,901	$196,680

c) Revenues by location

	2017	2016

China	$19,724	$200
Switzerland	7,411	7,967
Netherlands	2,722	965
Korea	2,637	40
Canada	2,482	1,636
Austria	1,439	133
United States	1,075	3,038
United Kingdom	843	1,059
Other countries	782	1,354

	$39,115	$16,392

Revenues are attributed to countries based on the location of customers.

The Corporation derives significant revenues from certain customers. During the year ended December 31, 2017, there was one customer in the Small molecule therapeutics segment that accounted for 50% of total revenues and two customers in the Bioseparations segment that accounted for 27% (20% and 7% respectively) of total revenues. For the year ended December 31, 2016, there was one customer who accounted for 51% of total revenues in the Bioseparations segment.

26.	Related party transactions

Balances and transactions between the Corporation and its subsidiaries, which are related parties of the Corporation, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Corporation and other related parties are disclosed below and in other notes accordingly to the nature of the transactions. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

During the year ended December 31, 2017, interest revenues earned on the share purchase loan to an officer (note 17a) in the amount of $16 ($15 for the year ended December 31, 2016) were recorded and included in other receivables. At December 31, 2017, there was $12 in interest receivable on the share purchase loan to an officer ($13 at December 31, 2016).

27.	Compensation of key management personnel

The Corporation’s key management personnel comprises the external directors, officers and executives which included 24 individuals in 2017 and 23 individuals in 2016. The remuneration of the key management personnel during the years ended December 31, 2017 and 2016 was as follows:

	2017	2016
Current employee benefits1)	$7,750	$6,760
Pension costs	293	278
Share-based payments	6,515	5,330

	$14,558	$12,368

1)	Short-term employee benefits include director fees paid in cash, salaries, bonuses and the cost of other employee benefits.

28.	Commitments

CMO Lease

The Corporation signed a long-term manufacturing contract with a third party which provides the Corporation with additional manufacturing capacity (“the CMO contract”). The payments under the CMO contract cover the use of the production facility, a specified number of direct and indirect labour hours and the related overhead expense during a minimum of 20 weeks per year, over a 15-year term. The term of the agreement will be automatically extended after the initial term for successive terms of five years, unless a notification of termination is produced by one of the parties. The annual minimum payments under the agreement are subject to escalation annually calculated as the greatest of 3% or the Industrial Product Price / Pharmaceutical and Medicine Manufacturing index under the North American Industry Classification System. The annual payments are also subject to an adjustment calculated as 50% of the exchange rate between the U.S. dollar and the Canadian dollar at December 31st of each year.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

The following table represent the future minimum operating lease payment as of December 31, 2017:

	Within 1 year	2 - 5 years	Later than 5 years	Total
Future minimum operating lease payment	$3,468	$14,945	$32,291	$50,704

The above payments include non-lease elements pertaining to the arrangement as it was impracticable to separate the operating expenses from the lease payment. The operating lease expense recognised in the consolidated statements of operations for the CMO contract was $4,707 for the year ended December 31, 2017 ($4,711 for the year ended December 31, 2016), which includes contingent rent of $727 for the year ended December 31, 2017 ($791 for the year ended December 31, 2016).

Other Leases

The Corporation has total commitments in the amount of $26,680 under various operating leases for the rental of offices, production plant, laboratory space and office equipment. The payments for the coming years and thereafter are as follows:

2018	$3,880
2019	3,212
2020	3,007
2021	3,054
2022 and thereafter	13,527

$26,680

The operating lease expense recognised in the consolidated statements of operations was $5,431 for the year ended December 31, 2017 ($4,373 for the year ended December 31, 2016).

Royalties

In April 2006, the Corporation entered into an agreement with the American Red Cross for an exclusive license to use intellectual property rights relating to the PPPS. As per the agreement, Prometic could pay a royalty to the American Red Cross in addition to an annual minimum royalty of US$30,000 to maintain the license.

A company owned by an officer of the Corporation is entitled to receive a royalty of 0.5% on net sales and 3% of license revenues in regards to certain small-molecule therapeutics commercialized by the Corporation.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

In the normal course of business, the Corporation enters into license agreements for the market launching or commercialization of products. Under these licenses, including the one mentioned above, the Corporation has committed to pay royalties ranging generally between 1.5% and 15.0% of net sales from products it commercializes.

Other commitments

In connection with the CMO contract, the Corporation has committed to a minimum spending between $7,000 and $9,000 each year from 2018 to 2030 (the end of the initial term). As of December 31, 2017, the remaining payment commitment under the CMO contract was $104,700 or $53,996 after deduction of the minimum lease payments under the CMO contract disclosed above.

The Corporation has entered into multiple plasma purchase agreements whereby it has committed to purchase varying volumes of plasma until December 31, 2022. As at December 31, 2017, total commitment are as follows:

2018	$19,065
2019	27,376
2020	41,063
2021	27,376
2022 and thereafter	34,220

$149,100

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

29.	Financial instruments and financial risk management

a)	Fair value

The fair values of financial assets and financial liabilities for which fair value disclosure is required, together with the carrying amounts included in the statement of financial position, are as follows:

	2017		2016
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash	$23,166	$23,166	$19,933	$19,933
Restricted cash	226	226	175	175
Marketable Securities	—	—	2,198	2,198
Long-term receivables	1,943	1,943	1,821	1,821
Financial liabilities
Settlement fee payable	190	305	270	272
Royalty payment obligation	2,963	3,133	3,100	2,832
Other employee benefit liabilities	593	911	914	911
Long-term debt	$87,020	$99,662	$48,115	$53,551

The fair value of the long-term debt at December 31, 2017 was calculated using a discounted cashflow model via the market interest rate specific to the term of the debt instruments ranging from 7.6% to 16.4%. The fair value differs from the carrying value of the long-term debt of $87,020 which is carried at amortized cost.

The fair value of the advance on revenues from a supply agreement approximates the carrying amount since the loan bears interest at a fixed rate of interest approximating market rates for this type of advance.

Fair value hierarchy

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2 – valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – valuation techniques with significant unobservable market inputs.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash, restricted cash and marketable securities are considered to be level 1 fair value measurements.

The long-term receivables, settlement fee payable, royalty payment obligation, other employee benefit liabilities, and long-term debt are level 2 measurements.

b)	Financial risk management

The Corporation has exposure to credit risk, liquidity risk and market risk. The Corporation’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Corporation’s policies on an ongoing basis to ensure that these risks are appropriately managed.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

Credit risk:

Credit risk is the risk of financial loss to the Corporation if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s cash, investments, receivables and share purchase loan to an officer. The carrying amount of the financial assets represents the maximum credit exposure.

The Corporation reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. The Corporation evaluates accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience. As at December 31, 2017 and 2016, the allocation of the trade receivables based on aging is indicated in the following table:

	2017	2016
Current and not impaired	$919	$1,596
Past due in the following periods:
31 to 60 days	876	1,212
61 to 90 days	—	1
91 to 180 days	1	541
Over 180 days	782	827
Allowance for doubtful accounts	(782)	(837)

	$1,796	$3,340

Trade receivables included amounts from two customers which represent approximately 82% (70% and 13% respectively) of the Corporation’s total trade accounts receivable as at December 31, 2017, and four customers which represent approximately 87% (34%, 22%, 16% and 15% respectively) of the Corporation’s total trade accounts receivable as at December 31, 2016.

In August 2017, the Corporation entered into a licensing agreement with a third-party in China and as a result, milestone and licensing revenues of $19,724 were recorded during the third quarter. The third party having not remitted funds associated with the license fee and initial milestone payment within the specified payment terms was consequently in breach of the agreement. As a result, the corporation was in a position to exercise its contractual rights and opted to terminate the agreement in March 2018 thereby returning all the rights previously conferred under the license agreement back to Prometic. The Corporation has written-off the accounts receivable of $18,518 to bad debt expense and has reversed the withholding taxes of $1,972 expected to be paid on this transaction as at December 31, 2017. The difference between the amount of revenue recognized and the bad debt amount is the withholding taxes that were recorded in deduction of the accounts receivable and the effect of the change in the CAD/GBP exchange rate on the accounts receivable.

Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they come due. The Corporation manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

The following table presents the contractual maturities of the financial liabilities as of December 31, 2017.

		Contractual Cash flows
At December 31, 2017	Carrying amount	Payable within 1 year	2 - 3 years	Later than 4 years	Total
Accounts payable and accrued liabilities1)	$26,653	$26,653	$—	$—	$26,653
Advance on revenues from a supply agreement	1,901	1,919	—	—	1,919
Long-term portion of settlement fee payable	88	—	115	—	115
Long-term portion of royalty payment obligation	2,963	—	3,138	—	3,138
Long-term portion of other employee benefit liabilities	214	—	241	—	241
Long-term debt 2)	87,020	5,343	28,137	113,469	146,949

	$118,839	$33,915	$31,631	$113,469	$179,015

1)	Excluding $3,301 for current portion of operating and finance lease inducement and obligations (note 15).
2)

Under the terms of the OID loans and the non-revolving line of credit (note 14), the holder of Second, Third, Fourth, Fifth, Sixth and Seventh Warrants may decide to cancel a portion of the face values of these loans as payment upon the exercise of these warrants. The maximum repayment due on these loans has been included in the above table.

Market risk:

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Corporation’s income or the value of its financial instruments.

i) Interest risk

The majority of the Corporation’s debt is at a fixed rate or a fixed amount including interest. Therefore there is limited exposure to changes in interest payments as a result of interest rate risk.

ii) Foreign exchange risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Corporation operates in the Isle of Man, the United Kingdom and in the United States and a portion of its expenses incurred are in U.S dollars and in Great British Pounds (“GBP”). The majority of the Corporation’s revenues are in U.S. dollars and in GBP which serve to mitigate a portion of the foreign exchange risk relating to the expenditures. Financial instruments potentially exposing the Corporation to foreign exchange risk consist principally of cash and cash equivalents, short-term investments, receivables, trade and other payables, advance on revenues from a supply agreement and the amounts drawn on the non-revolving credit facility. The Corporation manages foreign exchange risk by holding foreign currencies to support forecasted cash outflows in foreign currencies.

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PROMETIC LIFE SCIENCES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended on December 31, 2017 and 2016

(In thousands of Canadian dollars)

As at December 31, 2017 and 2016, the Corporation’s net exposure to the GBP was not significant. Its net exposure to currency risk through assets and liabilities denominated in U.S. dollars was as follows:

	2017		2016
Exposure in US dollars	Amount due in U.S. dollar	Equivalent in full CDN dollar	Amount due in U.S, dollar	Equivalent in full CDN dollar
Cash and cash equivalents	4,813,581	6,041,526	11,597,289	15,571,679
Short-term investments	—	—	6,260,796	8,406,371
Accounts receivable	605,935	760,509	815,417	1,094,861
Accounts payable and accrued liabilities	(11,609,837)	(14,571,506)	(8,240,224)	(11,064,149)
Other long-term liabilities	(1,051,790)	(1,320,102)	(2,054,433)	(2,758,487)
Finance lease obligations	(774,978)	(972,675)	—	—
Long-term debt	(20,209,000)	(25,364,316)	—	—

Net exposure	(28,226,089)	(35,426,564)	8,378,845	11,250,275

Based on the above net exposures as at December 31, 2017, and assuming that all other variables remain constant, a 10 % depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a decrease or an increase of the consolidated net loss of approximately $3,543. The Corporation has not hedged its exposure to currency fluctuations.

30.	Comparative information

Certain of the December 31, 2016 figures have been reclassified to conform to the current year’s presentation.

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